Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

May 10, 2021

VIA EDGAR

Karen Rossotto, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Zell Capital

Registration Statement on Form N-2 (File No. 333-237742)

Dear Ms. Rossotto:

On behalf of Zell Capital (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 31, 2021 and April 23, 2021 with respect to the Company’s registration statement on Form N-2 (File No. 333-237742), filed with the Commission on May 10, 2021 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Pre-Effective Amendment No. 4 to the Registration Statement, filed concurrently herewith.

Cover

1.	Please provide a brief description of “venture stage companies” in the first place this term appears on the cover.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

2.	In the sentence that says “A liquidity event for us may include …” please clarify that you are referring to “A liquidity event for the Company.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Prospectus Summary

3.	On page 1, under the section titled “Plan of Distribution” please confirm whether NAV is determined as of the last calendar day of the month or as of the last business day of the month.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company supplementally advises the Staff that the Company’s NAV will be determined as of the last calendar day of the month.

4.	On page 1, in the last paragraph under the section titled “Plan of Distribution,” please consider breaking the last full paragraph out into steps (e.g., bullet points).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

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5.	On page 1, in the last paragraph under the section titled “Plan of Distribution,” please revise the parenthetical that says “(either opting in or opting out of the investment)” to remove reference to “opting out” of the investment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

6.	Under the section titled “Plan of Distribution,” please add a statement that no funds will be withdrawn unless the investor affirmatively opts in to the investment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

7.	On page 2, under the section titled “Summary Risk Factors,” please clarify the bullet that says “We do not expect regular realization events to occur.” to make clear that you are referring to “regular realization events with respect to the Company’s investments.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

8.	On page 5, under the section titled “Investment Strategy,” please revise the phrase “no limits on the concentration of our investments in a particular portfolio company” to say “no limits on the concentration of the amount of our investment in a particular portfolio company.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Offering

9.	Please supplementally advise the Staff (1) if the use of a broker dealer is consistent with the offering mechanics (e.g., offering securities on the Company’s website), (2) how the broker dealer will be compensated, (3) whether the use of a broker dealer presents any issues under Section 23(b) of the Investment Company Act of 1940, as amended, (4) and provide any additional detail necessary to understand the broker dealer relationship.

Response: The Company supplementally advises the Staff that the Company does not expect the broker-dealer to participate in the actual share offering process (i.e., the Company’s offering of its shares on the website) other than as necessary to satisfy certain blue sky state law requirements. The broker-dealer will, however, review the advertising and marketing materials to be distributed in connection with the offering. Since the broker-dealer will not be participating in the actual share offering process, the Company does not believe this arrangement presents any issues under Section 23(b) of the 1940 Act.

The Company will pay the broker-dealer: (1) a one-time initial service and implementation fee; (2) an ongoing quarterly asset-based fee; and (2) a fee to the broker-dealer for review of the Company’s advertising and marketing materials.

10.	Please move the section titled “Shareholder Liquidity” under the section titled “Liquidity of Portfolio Investments” and confirm that realization events are disclosed separate from liquidity events.

Response: The Company acknowledges the Staff’s comment and has revise the disclosure accordingly.

Fees and Expenses

11.	Please provide a footnote explaining what “Deferred Offering Costs” means.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Risk Factors

12.	On page 16, consider whether you should include an explanation of funding rounds in the risk factor titled “Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our investments, which could adversely affect the determination of our net asset value.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

13.	On page 19, please supplementally advise the staff what “co-sale or tag- along rights” is referring to.

Response: The Company supplementally advises the Staff that “tag-along rights” (also referred to as “co-sale rights”) are contractual obligations used to protect a minority shareholder, usually in a venture capital deal. If a majority shareholder sells his or her stake, it gives the minority shareholder the right to join the transaction and sell their minority stake in the company. Tag-along rights effectively oblige the majority shareholder to include the holdings of the minority holder in the negotiations so that the tag-along right is exercised.

14.	On page 19, please change “quarterly basis” to “monthly basis.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

15.	On page 28, unless the Company intends to issue subscription rights in the near future, please remove the risk factor titled “Your interest in the Company may be diluted if you do not fully exercise your subscription rights in any rights offering.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company supplementally advises the Staff that it does not intend to issue subscription rights in the near future.

Use of Proceeds

16.	On page 31, under the section titled “Use of Proceeds,” we note that you say that you expect to use proceeds within three months of each monthly closing “subject to the availability of appropriate investment opportunities.” Please disclose why investments may go beyond six months and what you plan to do with the proceeds in the interim.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Conflicts of Interest and Related Party Transactions and Certain Relationships

17.	Please disclose the price per share paid by Zell Access Innovation and disclose how this is consistent with the SEC’s May 6, 1982 Big Apple Capital No-Action Letter. Please also confirm whether the per share price paid by Zell Access Innovation is consistent with the price paid by all initial investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

The Company supplementally advises the Staff that Zell Access Innovation purchased its shares at a price of $20.00 per share, which is the same price paid by all of the initial investors in the private placement. As such, the Company believes that Zell Access Innovation’s purchase of Shares is consistent with the Commission’s position in Big Apple Capital Corp., SEC Staff No-Action Letter (May 6, 1982) (“Big Apple Capital Corp.”).

In Big Apple Capital Corp., the Commission took the position that Section 23(a)(1) of the 1940 Act prohibits promoters of an investment company from purchasing common stock of their company at a reduced price per share at the company’s organization in contemplation of the investment company making a public offering of common stock at an increased price per share. In Big Apple Capital Corp., Big Apple, a newly incorporated New York corporation with no assets or only nominal assets, proposed to sell 4,000,000 shares of common stock at $1.00 dollar per share, “substantially in excess of [Big Apple]’s net asset value per share,” while having sold to its promoters 4,250,000 shares of its common stock at $0.05 per share.

Here, Zell Access Innovation purchased its Shares in the private placement transaction at the same price paid by the other initial investors in the private placement, and at the same price as the Initial Offering Price to be used for the public offering of Shares during the Initial Offering Period.

Control Persons and Principal Shareholders

18.	Please disclose the control persons behind Gravity Investments LLC.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company also supplementally advises the Staff that Brett Kauffman and Matthew Grossman, as the two members of Gravity Investments, LLC, may be deemed to beneficially own the Shares of the Company held by Gravity Investments, LLC.

19.	Please supplementally advise the Staff which Securities Act exemptions the Company relied on for the seed offering and confirm that no seed investors have any special arrangements or side letters with the Company or its affiliates.

Response: The Company supplementally advises the Staff that it relied on Section 4(a)(2) of the Securities Act of 1933, as amended, for the private placement of its Shares to the initial investors in the seed offering. The Company further advises the Staff supplementally that no initial investors have any special arrangements or side letters with the Company or its affiliates.

Regulation

20.	Under the Company’s Code of Ethics, please supplementally advise the Staff whether individuals subject to the Code of Ethics can invest in the same securities as the Company. If so, please add appropriate disclosure to the prospectus.

Response: The Company supplementally advises the Staff that individuals subject to the Code of Ethics will not be permitted to invest in the same securities as the Company. The Company also advises the Staff that the Company has included a statement that personnel subject to the Code of Ethics may not invest in the same securities as the Company under the section titled “Regulation—Code of Ethics.”

Distribution Reinvestment Plan

21.	On page 58, please disclose the price that shares will be reinvested at under the Distribution Reinvestment Plan.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Description of Securities

22.	On page 69, please revise sub-clause “(F)” to remove the carve out for federal securities law claims and include separate risk disclosure that, even with the federal securities law carve out, individuals may be required to bring suit in a less suitable forum.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Plan of Distribution

23.	On page 71, please confirm whether shares will be distributed based on net asset value or based on the offering price of shares in connection with the following: “Once an investor notifies the transfer agent of his or her intent to opt into the investment, funds will be withdrawn from the investor’s bank account (provided in the Account Application) and the corresponding number of Shares will be distributed to investors based on the net asset value.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Accounting Comments

24.	Please clarify the valuation disclosure to make clear that U.S. GAAP is the guiding principle.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

25.	Please supplementally advise the Staff how the Company intends to handle discrepancies between the valuation determined by a third-party independent valuation firm and valuations determined by the Company.

Response: The Company supplementally advises the Staff that each valuation will ultimately be determined by the Board of Directors of the Company pursuant to Section 2(a)(41) of the 1940 Act. As such, the Board of Directors will determine how much weight to give each data source available to it when determining the fair value of the Company’s investments and how to handle any discrepancies between valuation recommendations of the Company and a third-party valuation firm.

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Please do not hesitate to call me at (202) 383-0176 if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	William Zell, Chief Executive Officer, Zell Capital